SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                           For the month of May, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X            Form 40-F
                               -----                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes               No  X
                              -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A



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This Form 6-K consists of:

The announcement of resolutions passed at the 2005 Annual General Meeting of the board of directors of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on May 24, 2006.



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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge
                                                                    ------------
                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: May 24, 2006


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                       [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 0386)

     Announcement of resolutions passed at the 2005 Annual General Meeting

The Annual General Meeting for the year 2005 (the "AGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at the Crowne Plaza Beijing - Park View Wuzhou No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC on 24 May 2006 at 9:00a.m. 20 shareholders and authorised proxies holding an aggregate of 67,736,893,425 shares carrying voting rights of Sinopec Corp., representing 78.1257% of the total voting shares of Sinopec Corp. (of a total of 86,702,439,000 shares with voting rights in issue) were present at the AGM. This shareholding proportion complies with the requirements under the Company Law of The People's Republic of China and the provisions of the Articles of Association of Sinopec Corp. Of the shareholders and authorised proxies present at the AGM, 15 shareholders (including proxies) held tradable shares, holding an aggregate of 7,359,635,373 shares carrying voting rights of Sinopec Corp., and 5 shareholders (including proxies) held non-tradable shares, holding an aggregate of 67,121,951,000 shares carrying voting rights of Sinopec Corp.

The AGM was convened by the board of directors of Sinopec Corp. and chaired by Mr. Chen Tonghai, Chairman of the Board. After consideration by the shareholders and their authorised proxies and voting by way of poll, the following resolutions were passed:

1. THAT the Report of the Second Session of the board of directors of Sinopec Corp. (including the report of the board of directors for the year ended 31 December 2005) was approved.

      Votes in favour of the resolution: 73,972,520,505 shares; votes against the resolution: 105,500 shares, representing 99.9999% and 0.0001% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

2. THAT the report of the Second Session of the supervisory committee of Sinopec Corp (including the report of the supervisory committee for the year ended 31 December 2005) was approved.

      Votes in favour of the resolution: 73,972,297,505 shares; votes against the resolution: 115,500 shares, representing 99.9998% and 0.0002% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

3. THAT the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2005 was approved.

      Votes in favour of the resolution: 73,978,749,005 shares; votes against the resolution: 105,500 shares, representing 99.9999% and 0.0001% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

4. THAT the plan for profit appropriation and the final dividend of Sinopec Corp. for the year ended 31 December 2005 was approved.

      Votes in favour of the resolution: 74,416,265,373 shares; votes against the resolution: 142,000 shares, representing 99.9998% and 0.0002% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.


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5.    THAT KPMG Huazhen and KPMG be re-appointed as the PRC and international auditors of Sinopec Corp., for the year 2006 respectively, and that the board of directors of Sinopec Corp. be authorised to fix their remuneration.

      Votes in favour of the resolution: 74,431,242,973 shares; votes against the resolution: 4,385,800 shares, representing 99.9941% and 0.0059% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

6. THAT the members of the Third Session of the Board of Directors were elected:

      (1) Mr. Chen Tonghai as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,745,073 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (2) Mr. Zhou Yuan as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,816,073 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (3) Mr. Wang Tianpu as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,758,073 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (4) Mr. Zhang Jianhua as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,815,073 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (5) Mr. Wang Zhigang as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,815,073 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (6) Mr. Dai Houliang as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,740,573 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (7) Mr. Fan Yifei as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,774,073 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.



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      (8) Mr. Yao Zhongmin as director of the Third Session of the Board

            Votes in favour of the resolution: 74,358,774,073 shares; votes against the resolution: 62,337,300 shares, representing 99.9162% and 0.0838% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (9) Mr. Shi Wanpeng as independent director of the Third Session of the Board

            Votes in favour of the resolution: 74,387,019,473 shares; votes against the resolution: 34,688,000 shares, representing 99.9534% and 0.0466% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (10) Mr. Liu Zhongli as independent director of the Third Session of the Board

            Votes in favour of the resolution: 74,387,020,273 shares; votes against the resolution: 34,688,000 shares, representing 99.9534% and 0.0466% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (11) Mr. Li Deshui as independent director of the Third Session of the Board

            Votes in favour of the resolution: 74,386,906,773 shares; votes against the resolution: 34,688,000 shares, representing 99.9534% and 0.0466% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

The following persons who were directors of the Second Session of the board will no longer serve in that capacity: Vice-Chairman Mr. Wang Jiming and the directors Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Liu Genyuan, Mr. Gao Jian, Mr. Chen Qingtai, Mr. Ho Tsu Kwok Charles, Mr Zhang Youcai, and Mr Cao yaofeng. Sinopec Corp. expresses its heartfelt gratitude to them for their work on its behalf. Each of the retiring directors has confirmed with Sinopec Corp. that he had no disagreement with the board of directors and there are no information which need to be brought to the attention of shareholders.

7. THAT the members of the Third Session of the Supervisory Committee were elected:

      (1) Mr. Wang Zuoran as supervisor of the Third Session of the Supervisory Committee

            Votes in favour of the resolution: 74,422,967,273 shares; votes against the resolution: 11,890,600 shares, representing 99.9840% and 0.0160% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (2) Mr Zhang Yuocai as supervisor of the Third Session of the Supervisory Committee

            Votes in favour of the resolution: 74,422,964,473 shares; votes against the resolution: 11,891,900 shares, representing 99.9840% and 0.0160% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (3) Mr. Kang Xianzhang as supervisor of the Third Session of the Supervisory Committee

            Votes in favour of the resolution: 74,422,988,773 shares; votes against the resolution: 11,911,600 shares, representing 99.9840% and 0.0160% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.



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      (4) Mr Zou Huiping as supervisor of the Third Session of the Supervisory
Committee

            Votes in favour of the resolution: 74,422,862,473 shares; votes against the resolution: 11,982,900 shares, representing 99.9839% and 0.0161% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      (5) Mr Li Yonggui as supervisor of the Third Session of the Supervisory Committee

            Votes in favour of the resolution: 74,422,954,773 shares; votes against the resolution: 11,910,600 shares, representing 99.9840% and 0.0160% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

            Further, Messrs. Su Wensheng, Zhang Jitian, Cui Guoqi and Li Zhonghua have been elected by employees of Sinopec Corp. as supervisors of the Third Session of the Supervisory Committee.

The following persons who were Supervisors of the Second Session of the Supervisory Committee will no longer serve in that capacity: Mr Zhang Chongqing, Mr Wang Peijun, Mr Wang Xianwen, Mr Zhang Baojian, Mr Cui Jianmin, and Mr Zhang Xianglin. Sinopec Corp. expresses its heartfelt gratitude for their hard work during their period as supervisors. Each of the retiring supervisors has confirmed with Sinopec Corp. that he had no disagreement with the board of directors and there are no information which need to be brought to the attention of shareholders.

8. THAT the service contracts (including remuneration provisions) of the Third Session directors and Third Session supervisors were approved.

      Votes in favour of the resolution: 74,435,848,173 shares; votes against the resolution: 176,900 shares, representing 99.9998% and 0.0002% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

9. THAT, after consideration, a resolution concerning continuing connected transactions occurring during the period 2007 to 2009 was passed.

      Votes in favour of the resolution: 7,887,698,625 shares; votes against the resolution: 4,548,665,737 shares, representing 63.4245% and 36.5755% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

10. THAT, after consideration, a resolution to issue commercial paper was passed.

      Votes in favour of the resolution: 69,673,705,001 shares; votes against the resolution: 4,565,205,637 shares, representing 93.8507% and 6.1493% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

11. THAT, after consideration, the amendments to the Articles of Association of Sinopec Corp. and its appendices were approved AND THAT the Secretary to the board of directors be authorised for and on behalf of Sinopec Corp. to make any application, registration or filing or to take any other necessary steps (including making amendments in accordance with requests made by the relevant regulators).

      Votes in favour of the resolution: 74,466,615,773 shares; votes against the resolution: 14,970,600 shares, representing 99.9799% and 0.0201% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the AGM and the resolution was duly passed.

      China Petrochemical Corporation, a shareholder of Sinopec Corp. (with a shareholding of 71.23%) exercised its right to nominate by way of supplemental resolutions Messrs. Liu Zhongli and Li Deshui as independent directors.

      In accordance with the Articles of Association, voting on the sixth resolution was carried out by cumulative voting; and China Petrochemical Corporation abstained from voting on the ninth resolution.

      In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the AGM (Note). Mr Li Liping, a PRC lawyer from Haiwen & Partners, attended the AGM and issued a legal opinion that the convening of the AGM, the procedures for holding the AGM, the eligibility of the persons attending the AGM and the procedures for voting at the AGM were in compliance with all relevant laws and regulations and the Articles of Association of Sinopec Corp.

      In accordance with the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended between 9:30 a.m. on 24 May 2006 and will resume from 9:30 a.m. on 25 May 2006.

                                                  By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                         Chen Ge
                                           Secretary to the Board of Directors


Beijing, the PRC, 24 May 2005


Note: the taking of the poll results was scrutinized by KPMG, Certified Public
      Accountants, whose work was limited to the conduct of certain procedures required by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.